[LETTERHEAD OF FOREMOST CLEAN ENERGY LTD.]
8-6-25 VIA EDGAR Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549
Re: Foremost Clean Energy Ltd. (the "Company") Registration Statement on Form F-3 File No. 333-289277

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on August 6, 2025, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Thursday, August 7, 2025, at 4:30 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time, and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours, FOREMOST CLEAN ENERGY LTD. By: /s/ Jason Barnard Name: Jason Barnard Title: Chief Executive Officer